

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2021

Klaus Paulini, PhD
Chief Executive Officer
Aeterna Zentaris Inc.
315 Sigma Drive
Summerville, SC 29486

      Re: Aeterna Zentaris Inc.
          Registration Statement on Form F-3
          Filed March 25, 2021
          File No. 333-254680

Dear Dr. Paulini:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Alex Dinur, Esq.